UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 000-55830

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

200-366 Bay Street, Suite 400, Toronto, Ontario, Canada M5H 4B2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

Special Meeting of Shareholders

On February 8, 2018, Scythian Biosciences Corp. (“Scythian”) filed materials relating to its Special Meeting of Shareholders to be held on March 7, 2018, on SEDAR at www.SEDAR.com, copies of which are furnished herewith as Exhibit 99.1, 99.2 and 99.3.

The Offering

On February 13, 2018, Scythian filed a press release announcing that it closed its previously announced bought deal offering, including the full exercise of the underwriter’s over-allotment option (the “Offering”). Scythian also announced the closing of its previously announced concurrent brokered private placement offering (the “Private Placement”), including the full exercise of the underwriter’s over-allotment option. Scythian sold a total a total of 772,943 units (each, a “Unit”) of its securities at a purchase price of CAD$18.60 per Unit for total gross proceeds of CAD$14,376,740 under each of the Offering and the Private Placement, for total gross proceeds of CAD$28,753,480. Each Unit consists of one common share and one common share purchase warrant exercisable for a period of 24 months from the closing date at an exercise price of $CAD22.00 per Unit. Scythian intends to use the net proceeds from the offerings to fund continued research with the University of Miami, general corporate purposes and potential acquisitions in the cannabis space. A copy of the underwriting agreement and press release are filed hereto as Exhibits 99.4 and 99.5, respectively.

A final prospectus to its preliminary short form prospectus dated January 23, 2018 qualifying the distribution of the securities offered through the Offering has been filed with securities regulatory authorities of British Columbia, Alberta and Ontario on February 7, 2018.

Copies of the special meeting of shareholders materials, the underwriting agreement and the press release are furnished herewith as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 and are incorporated herein by reference. The exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Scythian files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of Scythian are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. In addition, in the future Scythian and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Scythian’s most recent Annual Information Form which is filed with the Canadian securities commissions and available electronically under Scythian’s issuer profile on SEDAR at www.sedar.com and in Scythian’s Form 20-F and its reports on Form 6-K furnished to or filed with the SEC.

EXHIBITS

Exhibit Number	Description
99.1	Notice of Special Meeting and Management Information Circular for the Special Meeting of Shareholders of Scythian Biosciences Corp.
99.2	Form of Proxy for the Special Meeting of Shareholders of Scythian Biosciences Corp.
99.3	Voting Instruction Form for the Special Meeting of Shareholders of Scythian Biosciences Corp.
99.4	Underwriting Agreement, dated January 17, 2018
99.5	Press Release, dated February 13, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: February 13, 2018	By:	/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer